EXHIBIT 11

CSB BANCORP, INC.

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended		Nine months ended
	September 30,		September 30,
(Dollars in thousands)	2015	2014	2015	2014
Basic Earnings Per Share
Net income	$1,556	$1,507	$4,415	$4,445
Weighted average common shares	2,739,405	2,737,927	2,739,405	2,737,220

Basic Earnings Per Share	$0.57	$0.55	$1.61	$1.62

Diluted Earnings Per Share
Net income	$1,556	$1,507	$4,415	$4,445
Weighted average common shares	2,739,405	2,737,927	2,739,405	2,737,220
Weighted average effect of assumed stock options	3,050	1,794	3,002	1,761

Total	2,742,455	2,739,721	2,742,407	2,738,981

Diluted Earnings Per Share	$0.57	$0.55	$1.61	$1.62